ISSUER FREE WRITING PROSPECTUS
Dated July 16, 2013
Filed Pursuant to Rule 433
Registration No. 333-164313

PHILLIPS EDISON-ARC SHOPPING CENTER REIT INC.
FREE WRITING PROSPECTUS

Phillips Edison – ARC Shopping Center REIT Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on January 13, 2010 and the registration statement became effective on August 12, 2010. This communication relates to such offering. Before you invest, you should read the prospectus contained in the registration statement and other relevant documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The Company’s final prospectus, dated October 26, 2012, and supplements thereto are available on the SEC web site: http://www.sec.gov/Archives/edgar/data/1476204/000147620413000052/PEA14.htm, http://www.sec.gov/Archives/edgar/data/1476204/000114420413027937/v344714_424b3.htm, http://www.sec.gov/Archives/edgar/data/1476204/000114420413033591/v347238_424b3.htm, and http://www.sec.gov/Archives/edgar/data/1476204/000114420413036697/v348706_424b3.htm.

Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-877-373-2522.

The article below was originally published by Real Estate Finance Intelligence on July 11, 2013. The article reported on certain statements made by Jeffrey Edison, Chief Executive Officer and Co-Chairman of the Company. The article was not prepared by the Company. Real Estate Finance Intelligence, the publisher of the article, routinely publishes articles on real estate and investment news. Real Estate Finance Intelligence is not affiliated with the Company, and no payment was made nor was any consideration given to Real Estate Finance Intelligence by or on behalf of the Company or in connection with the publishing of the article. Statements in the article that are not attributed directly to Mr. Edison represent the author’s or others’ opinions and are not endorsed or adopted by the Company.

The Company believes that the following information is appropriate to correct or clarify information in the article:

1.	The author states that the Company’s “acquisition volume” is nearly “$700 million” and that the Company owns “47 properties.” As of the date of the article, the Company wholly owned 27 properties with an aggregate acquisition price of approximately $462.2 million. The Company also has a 54% interest in and controls a joint venture that owns 20 properties with an aggregate acquisition price of approximately $211.1 million.

2.	The author states that the Company’s “most recent acquisition is an approximately 97,000-square-foot shopping center.” The Company’s most recent acquisition, Boronda Plaza, is a shopping center containing 93,071 square feet.

3.	The author states that the Company “typically acquires individual properties of $10 million to portfolios of $80 million.” As of the date of the article, the Company had acquired individual properties with purchase prices as low as approximately $4.3 million and a portfolio of seven properties with an acquisition price of approximately $69.7 million.

4.	The author states that the Company “projects that it will raise a total of $1.5 billion of equity.” The Company’s initial public offering is currently set to terminate on February 8, 2014. If the Company has not sold all of the shares available for sale in the offering by February 8, 2014, the Company may continue to sell the remaining shares under a follow-on offering for which a registration statement on Form S-11 was filed with the SEC on June 24, 2013. There is no guarantee that the Company will raise a total of $1.5 billion of offering proceeds prior to the termination of its initial public offering or any follow-on offering.

5.	The author states that the Company “uses leverage of 40-50%.” As of July 1, 2013, the Company’s debt-to-gross-real-estate-asset ratio, or the ratio of total debt to total purchase price of real estate assets, was approximately 31.7%. The Company’s charter limits the Company’s borrowings to 300% of its net assets (as defined in the charter); however, the Company may exceed that limit if a majority of the members of the Company’s conflicts committee approves each borrowing in excess of the charter limitation and if the Company discloses such borrowing to its stockholders in the Company’s next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing.

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Phillips Edison Rings Up Grocery-Anchored Centers

Phillips Edison-ARC Shopping Center REIT, which is bullish on the grocery-anchored retail sector, has gone on a shopping spree that brings its acquisition volume to nearly $700 million.

The non-traded real estate investment trust now owns 47 properties in 18 states and is confident that the grocery-anchored sector has room to grow, even with emerging competition from chains such as Walmart and Target. “Even as Walmart has become a large grocer, you aren’t getting the service you get at a Kroger,” said Jeffrey Edison, CEO. “There will continue to be a strong portion of the market that gets their goods through a grocery-anchored center. We think it’s got long-term legs.”

Phillips Edison-ARC’s most recent acquisition is an approximately 97,000-square-foot shopping center anchored by Kroger subsidiary Food 4 Less in Salinas, Calif. The REIT typically acquires individual properties of $10 million to portfolios of $80 million. Its average acquisition size is around $15 million. “We have a strict underwriting plan. Demographics are key. We look at income growth and population density as well as sales and competition of the anchors we’re buying,” Edison said.

The company has a $260 million line of credit that can be increased to $300 million if needed and projects that it will raise a total of $1.5 billion of equity through the REIT. It uses leverage of 40-50%. “The institutional marketplace becomes very aggressive in 24-hour cities. There is still competition where we are, but it is not as frothy,” Edison noted. The recent movement in interest rates is exerting pressure on property pricing and is forcing some buyers out of the market. “It’s having a damping effect on price increases. It’s already reduced the number of players actively looking for properties,” he said.